SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of September 30, 2012 together with Independent Auditors’ Limited Review Report

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2012 TOGETHER WITH INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT.

BALANCE SHEETS AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2012	12-31-2011

ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,465,814	2,515,857
Due from banks and correspondents	4,945,994	3,828,204

Argentine Central Bank (BCRA)	4,801,298	3,647,455
Other local	779	2,341
Foreign	143,917	178,408

	6,411,808	6,344,061

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	1,834,263	2,081,049
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	3,343,434	3,447,972
Investments in listed private securities (Exhibit A)	185	154
Less: Allowances (Exhibit J)	187	184

	5,177,859	5,529,155

C. LOANS:
To government sector (Exhibits B, C and D)	33,293	46,027
To financial sector (Exhibits B, C and D)	2,274,936	1,933,850

Interfinancial – (Calls granted)	57,000	49,000
Other financing to local financial institutions	1,869,243	1,685,678
Interest and listed-price differences accrued and pending collection	348,693	199,172

To non financial private sector and residents abroad (Exhibits B, C and D)	22,956,558	20,646,892

Overdraft	4,511,651	2,881,498
Discounted instruments	3,971,924	3,412,091
Real estate mortgage	757,937	736,900
Collateral Loans	665,935	456,656
Consumer	4,451,568	3,761,599
Credit cards	3,921,214	3,448,437
Other (Note 5 a.)	4,397,116	5,736,983
Interest and listed-price differences accrued and pending collection	342,878	302,060
Less: Interest documented together with main obligation	63,665	89,332

Less: Allowances (Exhibit J)	460,613	426,817

	24,804,174	22,199,952

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	460,771	417,836
Amounts receivable for spot and forward sales to be settled	763,918	1,181,974
Instruments to be received for spot and forward purchases to be settled	317,327	187,057
Premiums for options bought	—,—	2,431
Unlisted corporate bonds (Exhibits B, C and D)	5,698	13,424
Non-deliverable forward transactions balances to be settled	23,990	34,249
Other receivables not covered by debtor classification regulations	403	6,198
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	119,038	98,173
Less: Allowances (Exhibit J)	1,234	1,203

	1,689,911	1,940,139

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	912,005	879,635
Interest accrued pending collection (Exhibits B, C and D)	15,091	12,070

Less: Allowances (Exhibit J)	11,807	11,944

	915,289	879,761

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	178,967	127,761
Other (Note 5.b.) (Exhibit E)	130,576	130,692

	309,543	258,453

G. OTHER RECEIVABLES:
Receivables for assets sold (Exhibits B, C and D)	3,755	—,—
Other (Note 5.c.)	984,413	819,507
Other interest accrued and pending collection	5,850	1,820
Less: Allowances (Exhibit J)	257,935	136,984

	736,083	684,343

H. PREMISES AND EQUIPMENT (Exhibit F):	578,422	579,861

I. OTHER ASSETS (Exhibit F):	24,523	25,304

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	102,942	80,911

	102,942	80,911

K. SUSPENSE ITEMS:	7,258	6,354

TOTAL ASSETS:	40,757,812	38,528,294

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2012	12-31-2011

LIABILITIES:
L. DEPOSITS (Exhibits H and I):
Government sector	1,380,937	1,141,024
Financial sector	24,331	43,882
Non financial private sector and residents abroad	29,697,446	28,100,010

Checking accounts	7,786,973	6,385,198
Savings deposits	8,955,103	9,507,743
Time deposits	12,019,309	11,308,785
Investments accounts	141,063	219,366
Other	637,629	553,286
Interest and listed-price differences accrued payable	157,369	125,632

	31,102,714	29,284,916

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	39,809	18,450

Other	39,809	18,450

Banks and International Institutions (Exhibit I)	419,230	563,338
Unsubordinated corporate bonds (Exhibit I)	334,093	185,193
Amounts payable for spot and forward purchases to be settled	6,976	187,166
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	1,080,341	1,181,355
Premiums for options written	—,—	779
Financing received from Argentine financial institutions (Exhibit I)	7,811	112,044

Interfinancial – (Calls granted)	6,650	110,200
Other financing from local financial institutions	1,156	1,507
Interest accrued payable	5	337
Non-deliverable forward transactions balances to be settled	7,017	6,565
Other (Note 5.d.) (Exhibit I)	1,338,037	1,630,498
Interest and listed-price differences accrued payable (Exhibit I)	10,186	4,239

	3,243,500	3,889,627

N. OTHER LIABILITIES:

Other (Note 5.e.)	1,031,621	1,044,690

	1,031,621	1,044,690

O. ALLOWANCES (Exhibit J):	511,004	394,665

P. SUSPENSE ITEMS:	11,971	46,139

TOTAL LIABILITIES:	35,900,810	34,660,037

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	4,857,002	3,868,257

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	40,757,812	38,528,294

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2012	12-31-2011
DEBIT ACCOUNTS

Contingent
– Borrowings (unused balances)	505	—,—
– Guaranties received	5,425,862	4,030,311
– Contra contingent debit accounts	714,594	500,747

	6,140,961	4,531,058

Control
– Receivables classified as irrecoverable	316,649	313,667
– Other (Note 5.f.)	63,307,104	55,122,590
– Contra control debit accounts	998,243	1,000,226

	64,621,996	56,436,483

Derivatives (Exhibit O)
– “Notional” amount of call options bought	—,—	30,032
– “Notional” amount of non-deliverable forward transactions	3,712,763	3,588,570
– Interest rate SWAP	877,058	661,836
– Contra derivatives debit accounts	3,590,595	3,453,746

	8,180,416	7,734,184

For trustee activities
– Funds in trust	6,585	7,117

	6,585	7,117

TOTAL	78,949,958	68,708,842

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	127,579	21,996
– Guaranties provided to the BCRA	130,725	134,235
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	277,527	175,081
– Other guaranties given non covered by debtor classification regulations	108,383	70,649
– Other covered by debtor classification regulations (Exhibits B, C and D)	70,380	98,786
– Contra contingent credit accounts	5,426,367	4,030,311

	6,140,961	4,531,058

Control
– Items to be credited	883,542	720,011
– Other	114,701	280,215
– Contra control credit accounts	63,623,753	55,436,257

	64,621,996	56,436,483

Derivatives (Exhibit O)
– “Notional” amount of call options written	—,—	34,505
– “Notional” amount of non-deliverable forward transactions	3,590,595	3,419,241
– Contra derivatives credit accounts	4,589,821	4,280,438

	8,180,416	7,734,184

For trustee activities
– Contra credit accounts for trustee activities	6,585	7,117

	6,585	7,117

TOTAL	78,949,958	68,708,842

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2012	09-30-2011
A. FINANCIAL INCOME

Interest on cash and due from banks	—,—	1
Interest on loans to the financial sector	300,481	148,602
Interest on overdraft	500,115	283,725
Interest on discounted instruments	383,976	199,052
Interest on real estate mortgage	87,228	91,717
Interest on collateral loans	104,557	34,358
Interest on credit card loans	447,967	250,311
Interest on other loans	1,163,644	740,931
Interest on other receivables from financial transactions	26,909	21,183
Interest on financial leases	111,701	78,278
Income from secured loans – Decree 1387/01	4,419	33,947
Net income from government and private securities	506,591	109,912
Net income from options	255	—,—
Indexation by benchmark stabilization coefficient (CER)	94,931	69,036
Gold and foreign currency exchange difference	143,966	165,118
Other	194,669	82,614

	4,071,409	2,308,785

B. FINANCIAL EXPENSE

Interest on savings deposits	8,129	6,428
Interest on time deposits	1,103,564	674,049
Interest on interfinancial financing (calls received)	1,864	660
Interest on other financing of financial institutions	—,—	2
Interest on other liabilities from financial transactions	59,653	5,989
Other interest	4,647	4,072
Net income from options	—,—	50
Indexation by CER	123	129
Contribution to the deposit guarantee fund	38,884	31,791
Other	191,528	109,461

	1,408,392	832,631

GROSS INTERMEDIATION MARGIN – GAIN	2,663,017	1,476,154

C. ALLOWANCES FOR LOAN LOSSES	146,173	84,088

D. SERVICE CHARGE INCOME

Related to lending transactions	540,449	390,934
Related to liability transactions	663,487	537,053
Other commissions	65,202	67,271
Other (Note 5.g.)	381,287	304,502

	1,650,425	1,299,760

E. SERVICE CHARGE EXPENSE

Commissions	302,493	244,681
Other (Note 5.h.)	143,954	101,559

	446,447	346,240

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2012	09-30-2011

F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,250,899	923,553
Fees to Bank Directors and Supervisory Committee	1,812	1,712
Other professional fees	23,838	25,123
Advertising and publicity	102,959	78,016
Taxes	163,023	128,851
Fixed assets depreciation	61,247	47,476
Organizational expenses amortization	28,878	20,921
Other operating expenses	302,092	237,371
Other	218,811	156,376

	2,153,559	1,619,399

NET GAIN FROM FINANCIAL TRANSACTIONS	1,567,263	726,187

G. OTHER INCOME

Income from long-term investments	94,553	114,639
Punitive interests	5,986	2,912
Loans recovered and reversals of allowances	48,830	67,332
Other (Note 5.i.)	218,880	165,873

	368,249	350,756

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	27	320
Charge for uncollectibility of other receivables and other allowances	257,648	179,052
Amortization of difference arising from judicial resolutions	12,004	14,789
Depreciation and losses from miscellaneous assets	300	277
Other	44,788	23,710

	314,767	218,148

NET GAIN BEFORE INCOME TAX	1,620,745	858,795

I. INCOME TAX (Note 4.1)	632,000	351,600

NET INCOME FOR THE PERIOD	988,745	507,195

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

2012								2011
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	Total	Total

1. Balance at beginning of fiscal year	536,878	182,511	312,979	1,042,021	—,—	1,793,868	3,868,257	3,746,915

2. Stockholders’ Meeting held on March 26, 2012 and March 30, 2011

– Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	—,—	—,—	(804,000)

– Legal reserve	—,—	—,—	—,—	201,115	—,—	(201,115)	—,—	—,—
– Voluntary reserve for future distributions of income	—,—	—,—	—,—	—,—	1,592,753	(1,592,753)	—,—	—,—

3. Unrealized valuation difference	—,—	—,—	—,—	—,—	—,—	—,—	—,—	(88,131)

4. Subscription of shares approved by Stockholders’ Meeting held on March 30, 2011	—,—	—,—	—,—	—,—	—,—	—,—	—,—	7,896

5. Net income for the period	—,—	—,—	—,—	—,—	—,—	988,745	988,745	507,195

6. Balance at the end of the period	536,878	182,511	312,979	1,243,136	1,592,753	988,745	4,857,002	3,369,875

(1)	Adjustments to stockholders’ equity refers to Adjustment to Capital Stock.

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2012	09-30-2011
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	6,667,627 (1)	5,835,595 (1)
Cash and cash equivalents at the end of the period	6,811,502 (1)	7,737,643 (1)

Net increase in cash and cash equivalents	143,875	1,902,048

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
– Government and private securities	846,185	1,124,102
– Loans	875,569	(3,134,176)

to financial sector	(103,509)	(608,352)
to non-financial public sector	16,458	21,481
to non-financial private sector and residents abroad	962,620	(2,547,305)
– Other receivables from financial transactions	(5,123)	31,984
– Receivables from financial leases	(35,528)	(254,110)
– Deposits	474,594	5,141,422

to financial sector	(19,551)	11,033
to non-financial public sector	268,225	856,010
to non-financial private sector and residents abroad	225,920	4,274,379
– Other liabilities from financial transactions	(390,387)	283,261

Financing from financial or interfinancial sector (calls received)	(103,550)	(5,100)
Others (except liabilities included in Financing Activities)	(286,837)	288,361
Collections related to service charge income	1,644,899	1,294,802
Payments related to service charge expense	(445,816)	(342,954)
Administrative expenses paid	(2,069,382)	(1,551,793)
Organizational and development expenses paid	(24,920)	(16,063)
Net collections from punitive interest	5,959	2,592
Differences from judicial resolutions paid	(12,004)	(14,789)
Collections of dividends from other companies	13,259	25,934
Other collections related to other income and expenses	210,284	196,104

Net cash flows provided by operating activities	1,087,589	2,786,316

Investment activities

Net payments from premises and equipment	(59,808)	(82,851)
Net collections / (payments) from other assets	481	(4,006)
Collections from sales of ownership interests in other companies	15,174	255,757
Other payments from investment activities	(182,160)	(224,763)

Net cash flows used in investment activities	(226,313)	(55,863)

Financing activities

Net collections / (payments) from:
– Unsubordinated corporate bonds	148,900	185,193
– Argentine Central Bank	21,439	15,002

Other	21,439	15,002
– Banks and international agencies	(144,108)	220,939
– Financing received from local financial institutions	(351)	(290)
Capital contributions	—,—	7,896
Cash dividends paid	—,—	(804,000)
Other payments related to financing activities	(743,281)	(453,146)

Net cash flows used in financing activities	(717,401)	(828,406)

Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	1

Net increase in cash and cash equivalents	143,875	1,902,048

(1)	See note 16 “Statements of cash and cash equivalents flow”

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2012, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2011, AND THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its main place of business in Buenos Aires, Argentina, and operates a 243-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.96% of the corporate stock as of September 30, 2012.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total

Capital Stock as of December 31, 2007:				471,361

03-27-2009	10-05-2009	(1)	65,000	536,361
03-30-2011	09-14-2011	(2)	517	536,878	(3)
03-26-2012		(4)	50,410
03-26-2012		(4)	(50,410)	536,878

(1)	For payment of share dividend.
(2)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).
(4)	Due to the merger of Inversora Otar S.A. into BBVA Francés. The issuance of 50,410,182 shares will take place as soon as the merger has been registered with the Public Registry of Commerce and immediately afterwards, BBVA Francés will cancel the 50,410,182 shares that it owns (see note 1.4).

1.3	Sale of Consolidar Aseguradora de Riesgos del Trabajo S.A.

On October 6, 2011, a purchase and sale agreement was executed for the aggregate shares held by Consolidar Aseguradora de Riesgos del Trabajo S.A. (Consolidar ART) between BBVA Francés, holder of 12.50% of the capital stock, and Banco Bilbao Vizcaya Argentaria S.A., holder of 87.50% of the capital stock, in their capacities as selling shareholders, and Galeno Argentina S.A. in its capacity as buyer.

Pursuant to said agreement, a price was established for the shares, at US$ 59,443,137, adjustable on the basis of the net proceeds resulting from the sale of the interest held by Consolidar ART in the real estate for own use where it had its offices. On October 6, 2011 BBVA Francés received from the buyer a down payment in the amount of 18,750 equal to 60% of the pro rata price of the transaction. On February 6, 2012, the transaction was approved by the National Superintendence of Insurance (S.S.N.) and on March 6, 2012, the transfer of the stock ownership from Consolidar ART to Galeno Argentina S.A. was perfected, together with the collection of the transaction price balance.

1.4	Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the previous fiscal year, Inversora Otar S.A. (Otar) held in its name 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each in the capital stock of BBVA Francés.

On February 9, 2012, the Boards of Directors of BBVA Francés and Otar entered into a “Preliminary Merger Agreement” whereby BBVA Francés incorporates Otar on the basis of these companies’ financial statements as of December 31, 2011 and Otar goes through a dissolution without liquidation process.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the above mentioned preliminary merger agreement, the consolidated financial statements for merging purposes as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, to be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. These shares will be issued as soon as the merger is registered with the Public Registry of Commerce.

In addition, immediately after the above-mentioned capital increase, BBVA Francés will cancel the 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

The parties have agreed to fix April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390.971 y 5.668, respectively.

As of the date of issuance of these financial statements, the decisions adopted shall be subject to the approval of the competent authorities.

1.5	Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid – in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement Nr. 6 (modified by Technical Pronouncement Nr. 19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

According to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and according to CNV General Resolution Nr. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution Nr. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Francés applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2011, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of September 30, 2011.

On January 1, 2012, the Bank reclassified its loans to personnel within the scope of Communication “A” 1250 from the Loans caption to the Other receivables caption.

As a result, for comparative purposes, the Bank adapted the balances of such assets in the Balance Sheet as of December 31, 2011 and in the Statement of Cash and cash equivalents flow as of September 30, 2011.

It must be clarified that these changes do not have a significant impact on the presentation of the financial statements as of such date considered as a whole.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2012 and the end of the previous fiscal year, such amounts were translated into Pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of September 30, 2012 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of September 30, 2012 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of September 30, 2012 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of September 30, 2012 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realization values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2012 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of September 30, 2012 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

•	Securities: with Holdings booked at fair value and Instruments issued by B.C.R.A at fair value: according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2012 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of September 30, 2012 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of September 30, 2012 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: were valued by applying the equity method at the end of the period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A., Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint basis.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Investments in other controlled affiliates were valued based on the following method:

•	Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings): was valued by applying the equity method at the end of the period.

•	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

•	Consolidar ART (see note 1.3): was valued by applying the equity method at December 31, 2011.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law Nr. 25,561, Decree Nr. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of September 30, 2012 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,371,264 and 1,359,260, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice of Argentina (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law Nr. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of September 30, 2012 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions receivable/payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Call options bought and written:

At the end of the previous fiscal year, these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the period or fiscal year.

•	Repo and Reverse Repo transactions

As of September 30, 2012 and as of the end of the previous fiscal year, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for the period or fiscal year.

o)	Term investments yielding variable income – Communication “A” 2482 and supplemented:

At the end of the previous fiscal year, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the change in the price of the assets or the indicators contained in the provision and the terms and conditions of the respective transactions were also considered. Any said change was restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2012 and the end of the previous fiscal year.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

•

As of September 30, 2012 and 2011, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of September 30, 2012, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each and as of September 30, 2011 on the basis of 536,418,700 ordinary shares (which was calculated as the weighted average of the quantity of shares during the nine months that make up the fiscal year) of $ 1 par value each. The net income for each period on those dates is as follows:

	09-30-2012	09-30-2011

Net income for the period	988,745	507,195
Earning per share for the nine-month period – (stated in pesos)	1.84	0.95

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 232,100 and 109,600 as of September 30, 2012 and the end of the previous fiscal year, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of September 30, 2012 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the professional accounting standards currently in force, the stockholders’ equity would have increased in 6,860 and would have decreased in 16,018, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended September 30, 2012 and 2011 would have been 22,878 (income) and 14,005 (loss), respectively.

c)	Consolidar A.F.J.P. S.A. and Consolidar Retiro S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2011 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

On June 7, 2011, the Bank acquired from Consolidar Retiro the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 7,062 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2011 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company as of that date. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

The entire undivided interest that the Bank owned in the property situated at Avenida Independencia 169 was sold on March 1, 2012.

4.	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of September 30, 2012 and 2011, the Bank recorded 632,000 and 351,600, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of September 30, 2012 and the end of the previous fiscal year, the Bank has booked 364,721 and 326,818, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2012 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 232,100 and 109,600, respectively. Such amounts are made up as follows:

	09-30-2012	12-31-2011

Deferred tax assets	419,600	333,200
Deferred tax liabilities	(187,500)	(223,600)

Net deferred assets	232,100	109,600
Allowance	(232,100)	(109,600)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law Nr. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law Nr. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law Nr. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of September 30, 2012 and 2011, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3.	Other tax issues

a)	On December 3, 1998, the Bank was notified of a tax assessment performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal year 1992.

An appeal against said assessment was lodged with the Argentine Tax Court the Bank’s objections against said period were partially dismissed. Against this dismissal resolution, the Bank lodged yet another appeal with the Court of Appeals with jurisdiction over federal contentious and administrative matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court. The judgment annuls the judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. Panel B of the Tax Court handed down a new judgment declaring the assessment to be null and void. The Tax Authorities lodged an appeal against this judgment and on August 16, 2011. Panel III of the Appellate Court ruled that the appeal had been abandoned. Against this rejection, the Tax Authorities lodged an extraordinary appeal that the Appellate Court dismissed and then a further appeal was lodged with the Supreme Court of Justice of Argentina, which refused to admit it on April 17, 2012, with the judgment favorable to the Entity becoming final.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution Nr. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply… a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into Pesos of assets and liabilities imposed by the Executive Order Nr. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires. On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order Nr. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods and does not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Entity adhered to a scheme of payment in instalments that was cancelled on October 4, 2010.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	09-30-2012	12-31-2011
a) LOANS

Fixed-rate financial loans	2,714,458	2,640,216
Loans granted to pre-finance and finance exports	1,443,368	3,003,322
Financial loans to foreign entities	148,004	70,704
Loans for productive investments Communication “A” 5319	55,602	—,—
Other	35,684	22,741

Total	4,397,116	5,736,983

	09-30-2012	12-31-2011

b) INVESTMENTS IN OTHER COMPANIES

In controlled companies-supplementary activities	80,638	69,941
In non-controlled companies-supplementary activities	28,574	14,875
In other non-controlled companies-unlisted	18,762	45,876
In other controlled companies	2,602	—,—

Total	130,576	130,692

c) OTHER RECEIVABLES

Guarantee deposits	306,092	201,904
Tax prepayments (1)	244,680	121,481
Loans to personnel	186,386	178,256
Miscellaneous receivables	144,059	198,781
Prepayments	100,021	110,884
Other	3,175	8,201

Total	984,413	819,507

(1)	As of September 30, 2012 and December 31, 2011, it includes the deferred tax asset for 232,100 and 109,600, respectively (see note 4.1.).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	536,008	547,354
Other withholdings and collections at source	237,832	261,942
Collections and other operations for the account of third parties	216,623	473,628
Money orders payable	139,843	174,928
Social security payment orders pending settlement	55,579	4,987
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (B.I.C.E)	49,619	49,324
Pending Banelco debit transactions	26,534	36,505
Loans received from Interamerican Development Bank (IDB)	9,523	15,945
Other	66,476	65,885

Total	1,338,037	1,630,498

e) OTHER LIABILITIES

Accrued taxes	468,656	409,038
Miscellaneous payables	247,395	316,160
Accrued salaries and payroll taxes	232,791	238,739
Amounts collected in advance	81,867	79,470
Other	912	1,283

Total	1,031,621	1,044,690

	09-30-2012	12-31-2011

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	38,454,762	35,717,602
Items in safekeeping	21,325,056	16,087,264
Checks not yet credited	2,548,460	2,567,258
Collections items	460,104	400,241
Checks drawn on the Bank pending clearing	404,654	254,125
Other	114,068	96,100

Total	63,307,104	55,122,590

	09-30-2012	09-30-2011

g) SERVICE CHARGE INCOME

Commissions for hiring of insurances	181,750	127,917
Rental of safe-deposit boxes	70,701	55,928
Commissions for loans and guaranties	57,274	42,801
Commissions for transportations of values	12,486	11,176
Commissions for escrow	7,770	8,303
Commissions for salary payment	7,144	6,454
Commissions for capital market transactions	3,553	8,172
Commissions for trust management	968	995
Other	39,641	42,756

Total	381,287	304,502

h) SERVICE CHARGE EXPENSE

Turn-over tax	102,315	78,312
Insurance paid on lease transactions	25,644	14,479
Other	15,995	8,768

Total	143,954	101,559

i) OTHER INCOME

Deferred income tax (1)	122,500	105,000
Gain from the sale of premises and equipment and other assets	43,272	—,—
Related parties expenses recovery	12,911	9,898
Rent	1,656	810
Tax recovery	—,—	18,166
Other	38,541	31,999

Total	218,880	165,873

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defences, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law Nr. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law Nr. 25,246.

Both the Bank’s Management and its legal advisors understand that these cases have been assessed on the basis of a duly timed analysis, following the internal procedures in place for these situations. Further, they understand that the Bank has duly applied in these two cases all current rules and regulations and that no adverse impact on the Bank’s financial position is expected in this respect.

7.	RESTRICTIONS ON ASSETS

As of September 30, 2012 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)	The Government and Private Securities account includes 130,713 and 132,500, respectively, in bonds issued by the Argentine Government maturing in 2014, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)	The Bank appropriated 37,018 and 37,524, respectively, in bonds issued by the Argentine Government maturing in 2014, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 71,304 and 33,063, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also appropriated accounts, deposits and trusts for 591,412 and 441,836, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

e)	As of December 31, 2011, the Bank appropriated loan funds of its active portfolio in an amount of 1,722 to secure debts with the BCRA.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW Nr. 19,550)

The balances as of September 30, 2012 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2012	2011	2012	2011	2012	2011

BBVA	346,286	12,537	296,704	16,327	24,746	252,634
BBVA Francés Valores Sociedad de Bolsa S.A	—,—	2,497	1,790	4,664	3,288	2,340
Consolidar Aseguradora de Riesgos del Trabajo S.A. (see note 1.3)	—,—	140	—,—	257,765	—,—	23,424
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	2	9,979	17,013	90,379	67,966	74,620
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	2	199	28,842	24,010	20,945	18,381
BBVA Consolidar Seguros S.A.	14,032	12,238	24,260	3,364	—,—	—,—
PSA Finance Argentina Cía. Financiera S.A.	913,353	800,097	293	4,596	200,000	110,000
Rombo Cía. Financiera S.A.	719,045	564,341	7,875	30,803	309,425	224,000
Inversora Otar S.A. (see note 1.4)	—,—	5,235	—,—	910	—,—	400,761
Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings)	—,—	—,—	4,336	—,—	—,—	—,—

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 10.5337% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. As of September 30, 2012 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,409 and 2,411, respectively, considering its recoverable value.

Besides, as of December 31, 2011 the Bank recorded the assets of Maginot Trust, whose book value amounts to 533. In addition, the Bank recorded the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,176 and 4,173 as of September 30, 2012 and the end of the previous fiscal year, respectively.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non Financial Trusts

The Bank acts as trustee in 22 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 178,460 and 180,673 as of September 30, 2012 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

In turn, the Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution Nr. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

The Ordinary and Extraordinary Shareholders’ Meeting of BBVA Francés dated March 30, 2011 resolved that, considering the country’s favourable context in terms of national macroeconomics, as well as the conditions prevailing in international markets, and in particular, given the good growth prospects foreseen for the banking and financial industry, it was advisable to raise the maximum amount of the global note program from US$ 300,000,000 (or its equivalent in other currencies) to US$ 500,000,000 (or its equivalent in other currencies) outstanding at any time and to renew the delegation to the Board of all of the powers related to the Program and to the Corporate Bonds allowed to be issued under the Program.

On July 21, 2011, the CNV approved the increase in the maximum amount of the Negotiable Obligations Global Program pursuant to its Resolution Nr. 16,611.

As provided in the Negotiable Obligations Law and B.C.R.A.’s regulations, the proceeds could be applied to: (i) investments in physical assets located in Argentina; (ii) working capital in Argentina; (iii) refinancing of liabilities; (iv) capital contributions into BBVA Francés’ subsidiaries or related companies in so far as the proceeds of such contributions is, in turn, applied to the above-mentioned uses; and/or (v) lending, in so far as the borrowers apply the proceeds of such loans to the uses referred to in the preceding numerals of this paragraph in accordance with the rules laid down to that end by the B.C.R.A.

On June 23, 2011, the Board of BBVA Francés approved the issuance of Class 1 of its Corporate Bonds under the Program for a principal amount of up to $250,000,000. On September 13, 2011, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 185,193 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.8% per annum, with quarterly interest payments. As to the use of the proceeds obtained from the issuance of the above-mentioned Class, they were applied to the grant of personal loans.

On November 9, 2011, the Board of BBVA Francés approved the issuance of Class 2 of its Corporate Bonds under the Program for a principal amount of up to $200,000,000. On January 16, 2012, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 148,900 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.44% per annum, with quarterly interest payments. As to the use of the proceeds obtained from the issuance of the above-mentioned Class, they were applied to the reimbursement of time deposits.

In view of the liquidity prevailing in financial markets and the growth experienced by the Bank’s assets in recent years, on March 26, 2012, BBVA Francés’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to increase the maximum amount of the Corporate Bonds Program from US$ 500,000,000 (or its equivalent in other currencies) to US$ 750,000,000 (or its equivalent in other currencies) outstanding at any time.

On April 18, 2012, the Board of Directors of BBVA Francés approved the issuance of Class 3 of its Corporate bonds under the Program for a principal amount not in excess of $300,000,000. On September 7, 2012, placement of such Class 3 Corporate bonds was declared vacant. This notwithstanding, placement of Class 3 Corporate bonds could be reopened in the future and/or a decision could be adopted to issue another Class and/or Series under the Program.

As of September 30, 2012 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 340,761 (in connection with Class 1 and 2 of the Negotiable Obligations) and 187,273 (in connection with Class 1 of the Negotiable Obligations), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of September 30, 2012:

a)	Interest rate swaps for 826,495 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 14,156 as income for the period.

The estimated market value of said instruments amounts to 9,621 (Asset). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 826,495.

b)	Interest rate swap for 50,563 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts – Debit Accounts –Derivatives – Interest rate SWAP” for 50,563.

c)	Non-deliverable forward purchase and sale transactions in foreign currency and ratios payable in Pesos, maturing within a period not exceeding 1 year, for 3,712,763 and 3,590,595, which are recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the period for 51,156.

d)	The Bank does not carry balances from transactions involving options outstanding as of September 30, 2012. However, the transactions conducted as of September 30, 2012 generating the amount of 255 as income for the period.

e)	Forward sales due to BCRA Bills repurchase agreements for 600,314, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating the amount of 55,420 as income for the period.

f)	The Bank does not carry any balances associated to reverse repo transactions in force at September 30, 2012. However, the transactions conducted at September 30, 2012 have yielded a 1,448 loss at the end of the period.

II.	Transactions as of December 31, 2011:

a)	Interest rate swaps for 577,600 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 29,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount, and receives a variable amount in accordance with changes in the Badlar.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 1,307 as income for the fiscal year.

The estimated market value of said instruments amounts to 19,138 (Liability). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 606,600.

b)	Interest rate swap for 55,236 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts – Debit Accounts –Derivatives – Interest rate SWAP” for 55,236.

c)	Non-deliverable forward purchase and sale transactions in foreign currency and ratios payable in Pesos, maturing within a period not exceeding 1 year, for 3,588,570 and 3,419,241, which are recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 51,506 as income for the fiscal year.

d)	Call options bought for 30,032 and call options written for 34,505 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of call options bought” for 30,032 and under “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of call options written” for 34,505.

These transactions have been valued in accordance with the description in note 2.3.n) generating the amount of 458 as income for the fiscal year.

The Bank does not carry balances from put options in force as of the end of the fiscal year. This notwithstanding, the transactions conducted during the fiscal year have yielded 54 in loss.

e)	Forward sales due to BCRA Bills repurchase agreements for 1,076,058, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 53,561 as income for the fiscal year.

f)	Forward purchases due to BCRA Bills reverse repurchase agreements for 99,490, which are recorded under “Other receivables from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 4,579 as loss for the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of September 30, 2012 and the end of the previous fiscal year, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of September 30, 2012 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Premium”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU”, “FBA Renta Corto Plazo”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, securities issued by the Argentine Central Bank, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 1,391,131 and 1,374,204 , respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts – Debit Accounts – Control – Other”.

The Investment Funds’ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	09-30-2012	12-31-2011
FBA Acciones Globales	52,247	56,616
FBA Total	20,390	16,017
FBA Renta	19,102	17,435
FBA Renta Pesos	1,398,009	1,228,914
FBA Renta Dólares	5,863	4,613
FBA Bonos Latinoamericanos	18,085	12,977
FBA Calificado	73,064	72,591
FBA Internacional	929	645
FBA Ahorro Dólares	14,639	11,671
FBA Renta Fija	19,974	18,566
FBA Ahorro Pesos	316,128	422,678
FBA Renta Premium	10,319	10,056
FBA Europa	5,394	2,926
FBA Horizonte	40,063	35,230
FBA EEUU	19,486	7,501
FBA Renta Corto Plazo	457	443
FBA Acciones Latinoamericanas	22,887	19,948
FBA Bonos Argentina	8,049	4,922
FBA Brasil	24,668	25,998
FBA México	84	62
FBA Commodities	62	58
FBA Acciones Argentinas	233	260
FBA Bonos Globales	84	79

Total	2,070,216	1,970,206

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

In accordance with Communications “A” 5072 and 5273, issued on May 6, 2010 and January 27, 2012, respectively, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of September 30, 2012:

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	168,019
BCRA Checking Account	3,024,021
Special social security accounts	48,483
Franchises	122,971

TOTAL	3,363,494

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of Pesos)

Special Guarantee Accounts	19,012
BCRA Checking Account	1,698,059

TOTAL	1,717,071

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of Pesos)

BCRA Checking Account	30,509

TOTAL	30,509

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-12	12-31-11	09-30-11	12-31-10

a) Cash and due from banks	6,411,582	6,344,061	7,359,011	5,682,802

b) Government securities	66,171	77,873	195,582	4,813

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of each period or fiscal year	333,749	245,693	183,050	147,980

CASH AND CASH EQUIVALENTS	6,811,502	6,667,627	7,737,643	5,835,595

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each period or fiscal year date.

17.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

18.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 09-30-2012	Book balance as of 12-31-2011	Position without options	Final position

GOVERNMENT SECURITIES

Government securities at fair value

Local
In pesos
Secured Bonds due 2020	2423		920,486		920,486	920,486
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (1)	5439		722,974		722,974	722,974
Secured Bonds due 2018	2405		167,685		162,497	162,497
Discount Bonds	45696		19,500		13,000	13,000
Other			3,618		3,535	3,535

Subtotal in pesos			1,834,263	2,078,533	1,822,492	1,822,492

In foreign currency

Subtotal in foreign currency			—,—	2,516	—,—	—,—

Subtotal Government securities at fair value			1,834,263	2,081,049	1,822,492	1,822,492

Government securities at amortized cost

Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

(1)	Holdings received in exchange for secured loans.

EXHIBIT A (Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 09-30-2012	Book balance as of 12-31-2011	Position without options	Final position

Instruments issued by the BCRA

BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 10-10-12	46187		498,226		498,226	498,226
Argentine Central Bank Internal Bills due 11-14-12	46240		83,599		83,599	83,599

Subtotal at fair value			581,825	750	581,825	581,825

Repurchase transactions

Argentine Central Bank Internal Bills due 10-30-13	46216	600,314	600,314		—,—	—,—

Subtotal repurchase transactions			600,314	1,076,058	—,—	—,—

At amortized cost
Argentine Central Bank Internal Bills due 01-09-13	46241		387,271		387,271	387,271
Argentine Central Bank Internal Bills due 02-20-13	46254		333,583		333,583	333,583
Argentine Central Bank Internal Bills due 04-10-13	46238		326,770		326,770	326,770
Argentine Central Bank Internal Bills due 12-12-12	46199		293,249		293,249	293,249
Argentine Central Bank Internal Bills due 12-19-12	46250		245,100		245,100	245,100
Argentine Central Bank Internal Bills due 03-13-13	46242		141,551		141,551	141,551
Argentine Central Bank Internal Bills due 11-21-12	46252		113,150		113,150	113,150
Argentine Central Bank Internal Bills due 11-28-12	46219		102,106		102,106	102,106
Argentine Central Bank Internal Bills due 02-06-13	46244		95,867		95,867	95,867
Other			114,925		114,925	114,925

Subtotal at amortized cost			2,153,572	1,275,218	2,153,572	2,153,572

BCRA Notes
At fair value

Argentine Central Bank Internal Notes (Badlar) due 05-15-13	46020		1,743		1,743	1,743

Subtotal at fair value			1,743	418,249	1,743	1,743

At amortized cost

Argentine Central Bank Internal Notes (Badlar) due 08-28-13	46207		4,141		4,141	4,141
Argentine Central Bank Internal Notes (Badlar) due 10-03-12	46179		1,839		1,839	1,839
Other

Subtotal at amortized cost			5,980	677,697	5,980	5,980

Subtotal instruments issued by the BCRA			3,343,434	3,447,972	2,743,120	2,743,120

TOTAL GOVERNMENT SECURITIES			5,177,861	5,529,185	4,565,776	4,565,776

EXHIBIT A (Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 09-30-2012	Book balance as of 12-31-2011	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments
Local
In foreign currency

Petrobrás Energía Corporate Bonds	40668		120		120	120

Subtotal in foreign currency			120	81	120	120

Subtotal Other debt instruments			120	81	120	120

Other Equity instruments
Local
In pesos

Subtotal in pesos			—,—	3	—,—	—,—

From abroad
In foreign currency

Silicon Graphics Inc.	6003		42		42	42
Other			23		23	23

Subtotal in foreign currency			65	70	65	65

Subtotal Equity instruments			65	73	65	65

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			185	154	185	185

TOTAL GOVERNMENT AND PRIVATE SECURITIES			5,178,046	5,529,339	4,565,961	4,565,961

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2012	12-31-2011

COMMERCIAL PORTFOLIO

Normal performance	15,408,656	14,611,493

Preferred collaterals and counter guaranty “A”	447,063	367,394
Preferred collaterals and counter guaranty “B”	295,191	305,436
Without senior security or counter guaranty	14,666,402	13,938,663

With special follow-up	9,983	15,934

Under observation
Without senior security or counter guaranty	9,983	15,934

With problems	12,490	—,—

Without senior security or counter guaranty	12,490	—,—

With high risk of uncollectibility	4,343	3,896

Without senior security or counter guaranty	4,343	3,896

Uncollectible	—,—	1,552

Without senior security or counter guaranty	—,—	1,552

Total	15,435,472	14,632,875

EXHIBIT B (Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2012	12-31-2011

CONSUMER AND HOUSING PORTFOLIO

Normal performance	11,119,396	9,140,335

Preferred collaterals and counter guaranty “A”	16,480	10,046
Preferred collaterals and counter guaranty “B”	1,231,275	636,627
Without senior security or counter guaranty	9,871,641	8,493,662

Low risk	94,819	63,662

Preferred collaterals and counter guaranty “A”	—,—	108
Preferred collaterals and counter guaranty “B”	18,692	4,820
Without senior security or counter guaranty	76,127	58,734

Medium risk	74,926	50,478

Preferred collaterals and counter guaranty “A”	82	—,—
Preferred collaterals and counter guaranty “B”	4,880	2,571
Without senior security or counter guaranty	69,964	47,907

High risk	64,026	33,717

Preferred collaterals and counter guaranty “B”	7,836	1,981
Without senior security or counter guaranty	56,190	31,736

Uncollectible	7,134	4,782

Preferred collaterals and counter guaranty “B”	1,868	1,519
Without senior security or counter guaranty	5,266	3,263

Uncollectible, classified as such under regulatory requirements	87	85

Without senior security or counter guaranty	87	85

Total	11,360,388	9,293,059

General Total (1)	26,795,860	23,925,934

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Other receivables: Receivables for assets sold; Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2012		12-31-2011
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	4,123,103	15.39%	4,116,789	17.21%

50 next largest clients	4,618,602	17.24%	4,279,891	17.89%

100 following clients	2,745,776	10.25%	2,186,175	9.14%

Remaining clients	15,308,379	57.12%	13,343,079	55.76%

Total (1)	26,795,860	100.00%	23,925,934	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	—,—	215	—,—	—,—	—,—	—,—	33,078	33,293

Financial sector	—,—	564,785	135,884	213,600	552,690	652,837	158,210	2,278,006

Non financial private sector and residents abroad	45,882	8,382,062	3,038,843	3,768,746	2,726,128	2,937,894	3,585,006	24,484,561

TOTAL	45,882	8,947,062	3,174,727	3,982,346	3,278,818	3,590,731	3,776,294	26,795,860	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	09-30-2012	12-31-2011	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local									thousand of pesos

33642192049	BBVA Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,396	14,706	12,940	Stockholder	09-30-2012	6,390	15,161	1,535
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	10,607	10,934	Pensions fund manager	09-30-2012	65,739	19,684	432

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	98,335	71,946	Financial institution	09-30-2012	52,178	196,671	52,779

30548590163	BBVA Francés Administradora de Inversiones S.A.Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230.398	55,325	46,067	Investment Fund Manager	09-30-2012	243	58,237	9,745

		Subtotal controlled				178,973	141,887

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	79,451	54,732	Financial Institution	09-30-2012	60,000	198,628	61,797
30598910045	Visa Argentina S.A.	Common	1$	1	1,502,996	17,022	6,145	Services to companies	05-31-2011	15,000	231,208	169,876
30604796357	Banelco S.A.	Common	1$	1	2,574,907	8,341	6,513	Information services	06-30-2012	23,599	69,061	13,399
30690783521	Interbanking S.A.	Common	1$	1	149,556	2,931	1,930	Services	12-31-2011	1,346	84,881	67,511
	Other					280	287

30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	29$	1	20,221	1,181	1,083	Banking institution	12-31-2011	1,204,810	3,267,342	357,940

		Subtotal noncontrolled				109,206	70,690

		Total in financial institutions, supplementary and authorized				288,179	212,577

	IN OTHER COMPANIES

	Controlled

	Local

30709892726	Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings)	Common	1,000$	1	3,000	2,602	—,—	Information technology	09-30-2012	5,000	4,336	(551)

		Subtotal controlled				2,602	—,—

	Non controlled

	Local

30685228501	Consolidar Aseguradora de Riesgos del Trabajo S.A. (1)					—,—	30,720	Workers compensation
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	18,703	15,102	Insurance	09-30-2012	10,651	153,055	12,994

	Foreign

	Other					59	54

		Subtotal non controlled				18,762	45,876

		Total in other companies				21,364	45,876

		Total investments in other companies				309,543	258,453

(1)	See note 1.3

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 09-30-2012	Net book value at 12-31-2011
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	379,763	34,204	—,—	41,868	50	17,053	355,046	379,763
Furniture and Facilities	124,752	31,136	(50)	36	10	13,341	142,461	124,752
Machinery and Equipment	73,272	37,047	50	1,687	5	30,260	78,422	73,272
Automobiles	2,074	2,379	—,—	1,367	5	593	2,493	2,074

Total	579,861	104,766	—,—	44,958		61,247	578,422	579,861

OTHER ASSETS

Advances to suppliers of goods	3,744	3,184	—,—	4,443	—,—	—,—	2,485	3,744
Works of Art	983	9	—,—	—,—	—,—	—,—	992	983
Leased assets	3,898	—,—	—,—	1,492	50	52	2,354	3,898
Property taken as security for loans	2,128	1,077	—,—	1,073	50	77	2,055	2,128
Stationery and office supplies	5,916	10,787	—,—	8,560	—,—	—,—	8,143	5,916
Other	8,635	—,—	—,—	—,—	50	141	8,494	8,635

Total	25,304	15,057	—,—	15,568		270	24,523	25,304

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE NINE MONTH PERIOD

ENDED SEPTEMBER 30, 2012 AND THE FISCAL YEAR ENDED DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the period		Net book value at 09-30-2012	Net book value at 12-31-2011
Description				Years of useful life	Amount

Organization and Development expenses (1)	80,911	50,971	62	1 & 5	28,878	102,942	80,911

Organization and development non-deductible expenses	—,—	12,004	—,—	—,—	12,004	—,—	—,—

Total	80,911	62,975	62		40,882	102,942	80,911

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2012		12-31-2011
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	2,606,048	8.38%	2,523,264	8.62%

50 next largest clients	3,149,401	10.13%	2,852,034	9.74%

100 following clients	2,052,086	6.60%	1,956,583	6.68%

Remaining clients	23,295,179	74.89%	21,953,035	74.96%

TOTAL	31,102,714	100.00%	29,284,916	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	27,901,791	2,741,551	390,524	68,321	366	161	31,102,714

Other liabilities from financial transactions

Argentine Central Bank	39,809	—,—	—,—	—,—	—,—	—,—	39,809

Banks and International Institutions	121,790	89,810	208,611	848	462	—,—	421,521

Unsubordinated corporate bonds	5,107	1,561	185,193	148,900	—,—	—,—	340,761

Financing received from Argentine financial institutions	7,883	—,—	690	465	—,—	—,—	9,038

Other	1,324,383	1,586	2,186	3,474	4,030	2,378	1,338,037

Total	1,498,972	92,957	396,680	153,687	4,492	2,378	2,149,166

TOTAL	29,400,763	2,834,508	787,204	222,008	4,858	2,539	33,251,880

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2012 AND THE FISCAL YEAR ENDED DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	Book value at beginning of fiscal	Increases		Decreases		Book value
Description	year	(5)		Reversals	Applications	09-30-2012	12-31-2011
DEDUCTED FROM ASSETS
Government securities
- For impairment value	184	3	(4)	—,—	—,—	187	184

Loans
- Allowance for doubtful loans	426,817	149,338	(1)	—,—	115,542	460,613	426,817

Other receivables from financial transactions
- Allowance for doubtful receivables	1,203	320	(1)	—,—	289	1,234	1,203

Receivables from financial leases
- Allowance for doubtful receivables	11,944	4	(1)	141	—,—	11,807	11,944

Other receivables
- Allowance for doubtful receivables (2)	136,984	123,636		2,229	456	257,935	136,984

Total	577,132	273,301		2,370	116,287	731,776	577,132

LIABILITIES-ALLOWANCES
- Contingents commitments (1)	467	2		—,—	—,—	469	467

- Other contingencies	394,198	134,686	(3)	1,683	16,666	510,535	394,198

Total	394,665	134,688		1,683	16,666	511,004	394,665

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).
(3)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.r).
(4)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income – Gold and foreign currency exchange difference” account, as follow:

-	Government Securities	3
-	Loans	3,485
-	Receivables from financial leases	4
-	Other receivables	676

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
Class			Outstanding	In portfolio

Common	536,877,850	1	536,833	—,—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos

Accounts	09-30-2012							12-31-2011
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	2,148,194	101,547	2,036,668	1,504	338	470	7,667	2,680,041
Government and private securities	185	—,—	185	—,—	—,—	—,—	—,—	2,667
Loans	2,392,118	—,—	2,392,118	—,—	—,—	—,—	—,—	3,859,618
Other receivables from financial transactions	331,756	175,418	154,805	380	250	903	—,—	190,427
Receivables from financial leases	931	—,—	931	—,—	—,—	—,—	—,—	1,338
Investments in other companies	1,240	—,—	1,240	—,—	—,—	—,—	—,—	1,137
Other receivables	207,938	347	207,591	—,—	—,—	—,—	—,—	127,944
Suspense items	532	—,—	532	—,—	—,—	—,—	—,—	616

TOTAL	5,082,894	277,312	4,794,070	1,884	588	1,373	7,667	6,863,788

LIABILITIES

Deposits	3,327,239	56,894	3,270,345	—,—	—,—	—,—	—,—	5,294,936
Other liabilities from financial transactions	1,228,553	172,274	1,051,647	1,538	355	781	1,958	1,355,209
Other liabilities	45,347	10,366	34,981	—,—	—,—	—,—	—,—	52,417
Suspense items	883	—,—	883	—,—	—,—	—,—	—,—	332

TOTAL	4,602,022	239,534	4,357,856	1,538	355	781	1,958	6,702,894

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	899,834	59,431	840,403	—,—	—,—	—,—	—,—	599,202
Control	19,026,120	118,307	18,876,564	—,—	197	—,—	31,052	12,799,657
Derivatives	—,—	—,—	—,—	—,—	—,—	—,—	—,—	30,032

TOTAL	19,925,954	177,738	19,716,967	—,—	197	—,—	31,052	13,428,891

Credit accounts (except contra credit accounts)
Contingent	273,989	12,720	261,269	—,—	—,—	—,—	—,—	211,405
Control	71,917	29,639	42,278	—,—	—,—	—,—	—,—	242,016
Derivatives	—,—	—,—	—,—	—,—	—,—	—,—	—,—	34,505

TOTAL	345,906	42,359	303,547	—,—	—,—	—,—	—,—	487,926

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			09-30-2012	12-31-2011

1. Loans	1,684,465	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,684,465	1,370,019

- Overdraft	580	—,—	—,—	—,—	—,—	—,—	—,—	—,—	580	17,275

Without senior security or counter guaranty	580	—,—	—,—	—,—	—,—	—,—	—,—	—,—	580	17,275

- Discounted Instruments	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,235

Without senior security or counter guaranty	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,235

- Real Estate Mortgage and Collateral Loans	1,442	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,442	2,376

Other collaterals and counter guaranty “B”	1,442	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,442	2,376

- Consumer	828	—,—	—,—	—,—	—,—	—,—	—,—	—,—	828	400

Without senior security or counter guaranty	828	—,—	—,—	—,—	—,—	—,—	—,—	—,—	828	400

- Credit Cards	1,540	—-,—	—,—	—,—	—,—	—,—	—,—	—,—	1,540	1,491

Without senior security or counter guaranty	1,540	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,540	1,491

- Other	1,680,075	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,680,075	1,343,242

Without senior security or counter guaranty	1,680,075	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,680,075	1,343,242

2. Other receivables from financial transactions	23,383	—,—	—,—	—,—	—,—	—,—	—,—	—,—	23,383	28,019

3. Receivables from financial leases and other	103	—,—	—,—	—,—	—,—	—,—	—,—	—,—	103	222

4. Contingent commitments	89,459	—,—	—,—	—,—	—,—	—,—	—,—	—,—	89,459	54,287

5. Investments in other companies and private securities	277,348	—,—	—,—	—,—	—,—	—,—	—,—	—,—	277,348	216,346

Total	2,074,758	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,074,758	1,668,893

Total Allowances	16,459	—,—	—,—	—,—	—,—	—,—	—,—	—,—	16,459	13,963

(1)	Maximum amount granted to related clients during September 2012 and December 2011, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	19	12	45	826,495

Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non - financial sector	122	85	13	50,563

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	4	2	1	2,569,856

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	4	2	1	4,733,502

Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	600,314

TOTAL								8,780,730

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2012	12-31-2011
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,465,820	2,515,861
Due from banks and correspondents	4,964,162	3,837,567

Argentine Central Bank (BCRA)	4,815,270	3,651,375
Other local	857	2,412
Foreign	148,035	183,780

	6,429,982	6,353,428

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	1,836,211	2,088,522
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	3,343,434	3,447,972
Investments in listed private securities	25,066	28,555

Less: Allowances	187	184

	5,204,688	5,565,029

C. LOANS:
To government sector (Exhibit 1)	33,293	46,027
To financial sector (Exhibit 1)	1,432,986	1,146,532

Interfinancial – (Calls granted)	57,000	49,000
Other financing to local financial institutions	1,184,027	996,641
Interest and listed-price differences accrued and pending collection	191,959	100,891

To non financial private sector and residents abroad (Exhibit 1)	24,670,010	21,949,445

Overdraft	4,511,650	2,881,496
Discounted instruments	3,971,924	3,412,091
Real estate mortgage	757,937	736,900
Collateral Loans	2,185,459	1,651,776
Consumer	4,451,673	3,761,698
Credit cards	3,921,214	3,448,437
Other (Note 7.b)	4,568,756	5,829,606
Interest and listed-price differences accrued and pending collection	365,062	316,773
Less: Interest documented together with main obligation	63,665	89,332

Less: Allowances	485,030	444,973

	25,651,259	22,697,031

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	460,771	417,836
Amounts receivable for spot and forward sales to be settled	763,967	1,181,974
Instruments to be received for spot and forward purchases to be settled	317,327	187,057
Premiums for options bought	—,—	2,431
Unlisted corporate bonds (Exhibit 1)	5,698	13,424
Non-deliverable forward transactions balances to be settled	23,388	34,249
Other receivables not covered by debtor classification regulations	403	6,198
Other receivables covered by debtor classification regulations (Exhibit 1)	134,222	108,885

Less: Allowances	3,637	3,769

	1,702,139	1,948,285

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	951,058	906,896
Interest accrued pending collection (Exhibit 1)	15,724	12,470

Less: Allowances	12,417	12,279

	954,365	907,087

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	80,632	55,815
Other (Note 7.c)	57,723	70,473

	138,355	126,288

G. OTHER RECEIVABLES:
Receivables for assets sold (Exhibit 1)	3,755	—,—
Other (Note 7.d)	1,044,567	861,662
Other interest accrued and pending collection	5,850	1,820

Less: Allowances	270,871	151,598

	783,301	711,884

H. PREMISES AND EQUIPMENT:	578,803	580,121

I. OTHER ASSETS:	30,541	28,697

J. INTANGIBLE ASSETS:
Organization and development expenses	103,021	80,978

	103,021	80,978

K. SUSPENSE ITEMS:	7,268	6,367

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.e):	450	450

TOTAL ASSETS:	41,584,172	39,005,645

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2012	12-31-2011
LIABILITIES:

M. DEPOSITS:
Government sector	1,380,937	1,141,024
Financial sector	24,331	43,882
Non financial private sector and residents abroad	29,662,137	27,980,798

Checking accounts	7,778,643	6,369,212
Savings deposits	8,939,139	9,489,576
Time deposits	12,008,228	11,224,571
Investments accounts	141,063	219,366
Other	637,629	553,286
Interest and listed-price differences accrued payable	157,435	124,787

	31,067,405	29,165,704

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	39,809	18,450

Other	39,809	18,450

Banks and International Institutions	419,230	563,338
Unsubordinated corporate bonds	614,093	294,393
Amounts payable for spot and forward purchases to be settled	6,976	187,166
Instruments to be delivered for spot and forward sales to be settled	1,080,341	1,181,355
Premiums for options written	—,—	779
Financing received from Argentine financial institutions	289,520	339,883

Interfinancial (calls received)	31,650	114,200
Other financings from local financial institutions	257,842	225,343
Interest accrued payable	28	340
Non-deliverable forward transactions balances to be settled	7,174	5,885
Other (Note 7.f)	1,380,216	1,654,957
Interest and listed–price differences accrued payable	25,989	22,313

	3,863,348	4,268,519

O. OTHER LIABILITIES:
Fees payable	128	98
Other (Note 7.g)	1,076,813	1,078,231

	1,076,941	1,078,329

P. ALLOWANCES:	597,478	496,233

Q. SUSPENSE ITEMS:	11,972	46,158

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.h):	337	336

TOTAL LIABILITIES:	36,617,481	35,055,279

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	109,689	82,109

STOCKHOLDERS’ EQUITY:	4,857,002	3,868,257

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	41,584,172	39,005,645

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2012	12-31-2011
DEBIT ACCOUNTS

Contingent
– Borrowings (unused balances)	505	—,—
– Guaranties received	6,995,212	5,259,465
– Contra contingent debit accounts	714,594	500,747

	7,710,311	5,760,212

Control
– Receivables classified as irrecoverable	325,068	319,098
– Other (Note 7.i)	63,315,531	55,130,192
– Contra control debit accounts	1,014,034	1,004,475

	64,654,633	56,453,765

Derivatives
– “Notional” amount of call options bought	—,—	30,032
– “Notional” amount of non-deliverable forward transactions	3,712,763	3,588,570
– Interest rate SWAP	697,058	551,836
– Contra debit derivatives accounts	3,590,595	3,453,746

	8,000,416	7,624,184

For trustee activities
– Funds in trust	6,585	7,117

	6,585	7,117

TOTAL	80,371,945	69,845,278

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	127,579	21,996
– Guaranties provided to the BCRA	130,725	134,235
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	277,527	175,081
– Other guaranties given non covered by debtor classification regulations	108,383	70,649
– Other covered by debtor classification regulations (Exhibit 1)	70,380	98,786
– Contra contingent credit accounts	6,995,717	5,259,465

	7,710,311	5,760,212

Control
– Items to be credited	883,542	720,011
– Other	130,492	284,464
– Contra control credit accounts	63,640,599	55,449,290

	64,654,633	56,453,765

Derivatives
– “Notional” amount of call options written	—,—	34,505
– “Notional” amount of non-deliverable forward transactions	3,590,595	3,419,241
– Contra credit derivatives accounts	4,409,821	4,170,438

	8,000,416	7,624,184

For trustee activities
– Contra credit accounts for trustee activities	6,585	7,117

	6,585	7,117

TOTAL	80,371,945	69,845,278

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2012	09-30-2011
A. FINANCIAL INCOME

Interest on cash and due from banks	—,—	2
Interest on loans to the financial sector	188,604	85,553
Interest on overdraft	500,018	283,725
Interest on discounted instruments	383,976	199,052
Interest on real estate mortgage	87,228	91,717
Interest on collateral loans	284,174	126,562
Interest on credit card loans	447,967	250,311
Interest on other loans	1,177,443	748,184
Interest from other receivables from financial transactions	26,909	21,183
Interest on financial leases	117,285	80,614
Income from secured loans – Decree 1387/01	4,419	33,947
Net income from government and private securities	512,330	111,962
Net income from options	255	—,—
Indexation by CER	94,931	69,036
Gold and foreign currency exchange difference	146,421	167,110
Other	191,259	81,729

	4,163,219	2,350,687

B. FINANCIAL EXPENSE

Interest on savings deposits	8,129	6,428
Interest on time deposits	1,100,609	668,305
Interest on interfinancial financing (calls received)	1,864	660
Interest on other financing from financial institutions	29,125	20,557
Interest on other liabilities from financial transactions	88,997	14,861
Other interest	4,647	4,072
Net income from options	—,—	50
Indexation by CER	123	129
Contribution to the deposit guarantee fund	38,884	31,795
Other	203,215	114,894

	1,475,593	861,751

GROSS INTERMEDIATION MARGIN – GAIN	2,687,626	1,488,936

C. ALLOWANCES FOR LOAN LOSSES	156,033	92,466

D. SERVICE CHARGE INCOME

Related to lending transactions	673,841	481,575
Related to liability transactions	663,487	537,053
Other commissions	80,621	81,357
Other (Note 7.j)	381,269	304,502

	1,799,218	1,404,487

E. SERVICE CHARGE EXPENSE

Commissions	316,645	260,960
Other (Note 7.k)	152,738	107,645

	469,383	368,605

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2012	09-30-2011

F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,272,804	966,570
Fees to Bank Directors and Supervisory Committee	1,926	1,831
Other professional fees	32,371	32,235
Advertising and publicity	104,209	79,140
Taxes	166,441	130,980
Fixed assets depreciation	61,313	47,522
Organizational expenses amortization	28,893	20,924
Other operating expenses	304,671	239,531
Other	221,695	159,128

	2,194,323	1,677,861

NET GAIN FROM FINANCIAL TRANSACTIONS	1,667,105	754,491

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(25,951)	(5,842)

G. OTHER INCOME

Income from long-term investments	58,089	103,060
Punitive interests	6,748	3,230
Loans recovered and reversals of allowances	52,653	67,579
Other (Note 7.l)	215,400	181,867

	332,890	355,736

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	27	325
Charge for uncollectibility of other receivables and other allowances	258,922	179,928
Amortization of difference arising from judicial resolutions	12,004	14,789
Depreciation and losses from miscellaneous assets	300	277
Other	45,191	25,850

	316,444	221,169

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,657,600	883,216

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	668,855	376,021

NET INCOME FOR THE PERIOD	988,745	507,195

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(ART. 33 OF LAW Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2012	09-30-2011
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	6,618,270 (1)	6,251,784 (1)
Cash and cash equivalents at the end of the period	6,747,875 (1)	7,718,632 (1)

Net increase in cash and cash equivalents	129,605	1,466,848

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
– Government and private securities	855,448	2,643,601
– Loans	763,073	(2,017,904)

to financial sector	(124,886)	(373,828)
to non-financial public sector	16,458	599,546
to non-financial private sector and residents abroad	871,501	(2,243,622)
– Other receivables from financial transactions	(6,727)	51,180
– Receivables from financial leases	(47,278)	(266,840)
– Deposits	518,389	5,132,063

to financial sector	(19,551)	11,033
to non-financial public sector	268,225	856,010
to non-financial private sector and residents abroad	269,715	4,265,020
– Other liabilities from financial transactions	(350,879)	309,145

Financing from financial or interfinancial sector (calls received)	(82,550)	(5,100)
Others (except liabilities included in Financing Activities)	(268,329)	314,245
Collections related to service charge income	1,791,263	1,398,518
Payments related to service charge expense	(468,752)	(365,319)
Administrative expenses paid	(2,110,289)	(1,611,114)
Organizational and development expenses paid	(24,920)	(16,063)
Net collections from punitive interest	5,959	2,587
Differences from judicial resolutions paid	(12,004)	(14,789)
Collections of dividends from other companies	13,259	11,676
Other collections related to other income and expenses	207,163	313,336

Net cash flows provided by operating activities	1,133,705	5,570,077

Investment activities

Net payments from premises and equipment	(59,995)	(79,597)
Net payments from other assets	(2,144)	(5,363)
Collections from sales of ownership interests in other companies	15,174	255,757
Other payments from investment activities	(378,157)	(470,510)

Net cash flows used in investment activities	(425,122)	(299,713)

Financing activities

Net collections / (payments) from:
– Unsubordinated corporate bonds	319,700	234,393
– Argentine Central Bank	21,439	15,002

Other	21,439	15,002
– Banks and international agencies	(144,108)	220,939
– Financing received from local financial institutions	32,499	138,536
Capital contributions	—,—	7,896
Cash dividends paid	—,—	(818,258)
Other payments from financing activities	(808,508)	(3,602,026)

Net cash flows used in financing activities	(578,978)	(3,803,518)

Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	2

Net increase in cash and cash equivalents	129,605	1,466,848

(1)	See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2012, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2011, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2011

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement Nr. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated – line by line – its balance sheets as of September 30, 2012 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the nine month periods ended September 30, 2012 and 2011, as per the following detail:

•	As of September 30, 2012:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the nine month periods ended September 30, 2012 and 2011 and with the financial statements of Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings) for the nine month period ended September 30, 2012.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the three month periods ended September 30, 2012 and 2011.

•	As of December 31, 2011:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal years ended December 31, 2011.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2011.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2012 and 2011.

Interests in subsidiaries as of September 30, 2012 and as of the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09-30-2012	12-31-2011	09-30-2012	12-31-2011	09-30-2012	12-31-2011

BBVA Francés Valores Soc. de Bolsa S.A.	Common	12,396	12,137	96.9953	94.9687	96.9953	94.9687
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000
Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings) (1)	Common	3,000	—,—	60.0000	—,—	60.0000	—,—

(1)	Company taken over as a result of the merger with Inversora Otar S.A. (see note 1.4 to the stand-alone financial statements). The company is undergoing liquidation proceedings.

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of September 30, 2012 and the end of the previous fiscal year and net income balances for the nine month periods ended September 30, 2012 and 2011, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09-30-2012	12-31-2011	09-30-2012	12-31-2011	09-30-2012	12-31-2011	09-30-2012	09-30-2011

BBVA Francés Valores Soc. de Bolsa S.A.	19,246	20,553	4,085	6,927	15,161	13,626	1,535	715

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	108,863	135,606	89,179	115,316	19,684	20,290	(606)	(13,630)

PSA Finance Argentina Cía Financiera S.A.	1,764,104	1,332,974	1,567,433	1,189,082	196,671	143,892	52,779	24,151

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	62,394	52,713	4,157	4,222	58,237	48,491	9,745	6,511

Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings)	4,336	—,—	—,—	—,—	4,336	—,—	(551)	—,—

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

The items included under the captions Other subsidiaries’ assets and Other subsidiaries’ liabilities were valued in accordance with the regulations of the S.S.N.

b)	Arising from the application of the accounting standards laid down by B.C.R.A. and the professional accounting standards in force in Argentina:

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 10,829 and 10,380 as of September 30, 2012 and the end of the previous fiscal year, respectively.

•

The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA in Spanish). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators for of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (I.G.J.)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the I.G.J. conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State.

In addition, on April 12, 2011, the Supreme Court of Justice of Argentina affirmed the judgment passed by the court of original Federal Jurisdiction over Contentious Administrative Matters in favour of Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) in connection with the claim for recovery asserted against the tax authorities (AFIP) for the 12,475 in excess of the income tax charge for fiscal 2002 paid by the plaintiff by reason of not having applied the inflation adjustment for tax purposes. As Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) is undergoing liquidation proceedings, in order to advance the collection of the receivable arising from the judgment, on June 29, 2011 Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) executed an assignment for valuable consideration of all of the rights to which Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) was entitled in the framework of this legal action to BBVA Francés.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-2012	12-31-2011
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	9,077	9,356
BBVA Francés Valores Sociedad de Bolsa S.A.	455	686
PSA Finance Argentina Cía Financiera S.A.	98,336	71,946
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	87	121
Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings)	1,734	—,—

Total	109,689	82,109

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores Sociedad de Bolsa S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 10,300 and 9,600 as of September 30, 2012 and the end of the previous fiscal year, respectively. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-2012	12-31-2011	09-30-2011	12-31-2010

a) Cash and due from banks	6,429,756	6,353,428	7,367,916	5,691,806

b) Government securities	68,119	85,342	202,716	442,478

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of each period or fiscal year	250,000	179,500	148,000	117,500

CASH AND CASH EQUIVALENTS	6,747,875	6,618,270	7,718,632	6,251,784

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each period or fiscal year.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	09-30-2012	12-31-2011

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value

Secured Bonds due in 2020	920,486	828,433
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	722,974	1,017,471
Secured Bonds due in 2018	167,685	178,727
Discount Bonds in pesos	19,500	23,377
Federal Government Bocon PRO 12	—,—	14,814
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	—,—	12,795
Other	5,566	12,905

Total	1,836,211	2,088,522

* Holdings booked at amortized cost

Other	164	164

Total	164	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	3,335,711	2,352,026
BCRA Notes (NOBAC)	7,723	1,095,946

Total	3,343,434	3,447,972

	09-30-2012	12-31-2011

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	17,198	24,619
HF Pesos Plus – Clase I Investment Fund	3,895	—,—
FBA Renta Pesos Investment Fund	3,221	3,039
Other	752	897

Total	25,066	28,555

– Allowances	(187)	(184)

Total	5,204,688	5,565,029

b) LOANS – Other

Fixed-rate financial loans	2,714,458	2,640,216
Loans granted to pre-finance and finance exports	1,443,368	3,003,322
Financial loans to foreign institutions	148,004	70,704
Loans for productive investments Communication “A” 5319	55,602	—,—
Other	207,324	115,364

Total	4,568,756	5,829,606

c) INVESTMENTS IN OTHER COMPANIES – Other

In companies-supplementary activities	38,961	24,597
In other companies- unlisted	18,762	45,876

Total	57,723	70,473

d) OTHER RECEIVABLES – Other

Guarantee deposits	306,092	201,904
Tax prepayments	245,968	121,481
Miscellaneous receivables	197,246	234,533
Loans to personnel	186,386	178,256
Prepayments	100,081	110,886
Other	8,794	14,602

Total	1,044,567	861,662

e) OTHER SUBSIDIARIES’ ASSETS

Other related to pension fund management business	450	450

Total	450	450

	09-30-2012	12-31-2011

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other

Accounts payable for consumption	536,008	547,354
Other withholdings and collections at source	237,926	261,986
Collections and other operations for the account of third parties	216,623	473,628
Money orders payable	139,843	174,928
Social security payment orders pending settlement	55,579	4,987
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (B.I.C.E)	49,619	49,324
Pending Banelco debit transactions	26,534	36,505
Loans received from Interamerican Development Bank (IDB)	9,523	15,945
Other	108,561	90,300

Total	1,380,216	1,654,957

g) OTHER LIABILITIES – Other

Accrued taxes	503,035	431,534
Miscellaneous payables	255,586	324,307
Accrued salaries and payroll taxes	234,611	240,783
Amounts collected in advance	81,867	79,470
Other	1,714	2,137

Total	1,076,813	1,078,231

h) OTHER SUBSIDIARIES’ LIABILITIES

Other related pension fund management business	337	336

Total	337	336

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	38,454,762	35,717,602
Items in safekeeping	21,333,483	16,094,866
Checks not yet credited	2,548,460	2,567,258
Collections items	460,104	400,241
Checks drawn on the Bank pending clearing	404,654	254,125
Other	114,068	96,100

Total	63,315,531	55,130,192

	09-30-2012	09-30-2011

j) SERVICE CHARGE INCOME – Other

Commissions for hiring of insurances	181,750	127,917
Rental of safe-deposit boxes	70,697	55,928
Commissions for loans and guaranties	57,274	42,801
Commissions for transportations of values	12,486	11,176
Commissions for escrow	7,770	8,303
Commissions for salary payment	7,144	6,454
Commissions for capital market transactions	3,553	8,172
Commissions for trust management	968	995
Other	39,627	42,756

Total	381,269	304,502

k) SERVICE CHARGE EXPENSE – Other

Turn-over tax	111,026	84,320
Insurance paid on lease transactions	25,644	14,479
Other	16,068	8,846

Total	152,738	107,645

l) OTHER INCOME – Other

Deferred income tax (1)	122,500	105,000
Gain from the sale of premises and equipment and other assets	43,272	—,—
Related parties expenses recovery	12,911	9,898
Rent	1,009	390
Tax recovery	—,—	18,166
Others	35,708	48,413

Total	215,400	181,867

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish-See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2012	12-31-2011

COMMERCIAL PORTFOLIO

Normal performance	14,592,522	13,840,259

Preferred collaterals and counter guaranty “A”	447,063	367,394
Other collaterals and counter guaranty “B”	308,253	314,204
Without senior security or counter guaranty	13,837,206	13,158,661

With special follow-up	9,983	15,934

Under to an observation
Without senior security or counter guaranty	9,983	15,934

With problems	12,490	—,—

Without senior security or counter guaranty	12,490	—,—

With high risk of uncollectibility	4,343	3,896

Without senior security or counter guaranty	4,343	3,896

Uncollectible	—,—	1,552

Without senior security or counter guaranty	—,—	1,552

Total	14,619,338	13,861,641

EXHIBIT 1 (Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish-See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2012	12-31-2011

CONSUMER AND HOUSING PORTFOLIO

Normal performance	12,802,087	10,426,160

Preferred collaterals and counter guaranty “A”	16,480	10,046
Other collaterals and counter guaranty “B”	2,733,724	1,822,317
Without senior security or counter guaranty	10,051,883	8,593,797

Low risk	124,867	86,230

Preferred collaterals and counter guaranty “A”	—,—	108
Other collaterals and counter guaranty “B”	46,874	26,253
Without senior security or counter guaranty	77,993	59,869

Medium risk	85,815	55,396

Preferred collaterals and counter guaranty “A”	82	—,—
Other collaterals and counter guaranty “B”	14,777	7,099
Without senior security or counter guaranty	70,956	48,297

High risk	76,383	38,180

Other collaterals and counter guaranty “B”	18,891	5,794
Without senior security or counter guaranty	57,492	32,386

Uncollectible	13,596	11,767

Other collaterals and counter guaranty “B”	6,895	6,457
Without senior security or counter guaranty	6,701	5,310

Uncollectible, classified as such under regulatory requirements	146	168

Other collaterals and counter guaranty “B”	58	82
Without senior security or counter guaranty	88	86

Total	13,102,894	10,617,901

General Total (1)	27,722,232	24,479,542

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Other receivables: Receivables for assets sold; Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of September 30, 2012 and the statement of income, statement of changes in stockholders’ equity and cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 18 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of September 30, 2012 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 7 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information referred to above are presented for comparative purposes with the balance sheets and supplemental information for the year ended December 31, 2011.

The statements of income, of changes in stockholders’ equity and cash and cash equivalents flow referred to above (the stand-alone and the consolidated financial statements) and certain related supplemental information are presented for comparative purposes with the statements and supplemental information for the nine-month period ended September 30, 2011.

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. They are also responsible for the existence of internal control considered necessary to enable the presentation of financial statements free from material misstatement, whether due to errors or omissions or to irregularities. Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.) for the limited reviews of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of all auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the balance sheet position of the Bank as of September 30, 2012, on the results of its operations, the changes in its stockholders´ equity and its cash and cash equivalents flow for the nine-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements taken as a whole, we are in position to report that:

a)	the financial statements of BBVA Francés both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2011 and those for the nine-month period ended September 30, 2011, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors’ Report on the financial statements for the year ended December 31, 2011 was issued on February 9, 2012 and was qualified due to certain departures from professional accounting standards currently in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b)	our Independent Auditors’ Limited Review Report on the financial statements for the nine-month period ended September 30, 2011 was issued on November 9, 2011, including an observation originated in certain departures from professional accounting standards in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 18 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, November 9, 2012.

ROXANA M. FIASCHE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date:	November 19, 2012	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer